Exhibit (d)(4)

VIA ELECTRONIC MAIL AND TELECOPY (617-349-4505)

May 19, 2010

Javelin Pharmaceuticals, Inc.

125 CambridgePark Drive

Cambridge, MA 02140

Attention: Martin Driscoll

Re:                               Notice of Offer Extension

Dear Mr. Driscoll:

Reference is made hereby to that certain Agreement and Plan of Merger, dated as of April 17, 2010 (the “Merger Agreement”), by and among Hospira, Inc. (the “Parent”), Discus Acquisition Corporation (the “Purchaser”) and Javelin Pharmaceuticals, Inc. (the “Company”). Capitalized terms used but not defined in this notice shall have the meaning ascribed to them in the Merger Agreement.

Notice is provided hereby that the Parent and the Purchaser have determined that not all of the conditions to the Offer set forth in Exhibit A to the Merger Agreement have been satisfied as of the initial expiration date of the Offer. Accordingly, pursuant to Section 2.01(b) of the Merger Agreement, the Offer shall be extended for an additional ten (10) Business Day period (the “Extension Period”). The Extension Period shall commence at 12:01 a.m. New York City time on May 19, 2010, and expire at 12:00 midnight New York City time on June 2, 2010 (the end of the day on June 2, 2010), unless the Offer is further extended in accordance with the Merger Agreement.

The Parent and the Purchaser intend to continue to work with the Company to confirm the satisfaction of all of the conditions to the Offer as promptly as practicable.

Very truly yours,

HOSPIRA, INC.

By:	/s/ Brian J. Smith
Brian J. Smith, Senior Vice President,
Secretary and General Counsel

DISCUS ACQUISITION CORPORATION

By:	/s/ Brian J. Smith
Brian J. Smith, Secretary

cc:                                 VIA ELECTRONIC MAIL AND TELECOPY (617-951-7050)

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention:  Marc A. Rubenstein, Esq.